Exhibit 99.1

First High-School Education Group Announces Third Quarter 2023 Unaudited Financial Results for the Nine Months Ended September 30, 2023

BEIJING, CHINA / ACCESSWIRE / September 27, 2023 / First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (OTCQB: FHSEY), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the nine months ended September 30, 2023.

Third Quarter 2023 Financial and Operational Highlights – Continuing Operations

●	Total revenues were RMB194.0 million (US$26.6 million), a decrease of 29.2% from RMB274.2 million for the nine months ended September 30, 2022.

●	Gross profit was RMB51.7 million (US$7.1 million), a decrease of 58.6% from RMB124.7 million for the nine months ended September 30, 2022.

●	Income from operations was RMB15.2 million (US$2.1 million), a decrease of 78.6% from RMB71.0 million for the nine months ended September 30, 2022.

●	Net loss was RMB50.2 million (US$6.9 million), compared with a net income of RMB51.0 million for the nine months ended September 30, 2022. Such loss was primarily incurred by non-cash charge of asset impairment loss.

●	Adjusted net income[1] (Non-GAAP) was RMB1.9 million (US$0.3 million), a decrease of 96.2% from RMB51.0 million for the nine months ended September 30, 2022.

●	The total number of students enrolled at our school programs and public schools that we provide management services as of October 31, 2023 was 32,511, an increase of 47.4% from 22,062 as of October 31, 2022.

●	The total number of school programs at our school programs and public schools that we provide management services as of October 31, 2023 was 25, an increase of 8.7% from 23 as of October 31, 2022.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

During the third quarter period, from July to September, the Company did extensive preparation work for school opening, and experienced steady operation for the first month of our new school year. We welcomed three new schools for which we started to provide management services. Currently, there are a total of 25 school programs under our management.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

For the 17 school programs that we operate independently, we hired 220 new teachers for this new semester. We recruited both senior and junior teachers across the country. During the summer, we also did thorough inspections and repairs of our school facilities to ensure our students a safe and enjoyable studying environment. For the eight school programs that we provide management services, we provided consulting services for improved teaching quality, enrollment, and campus management.

The Company will stay focused on providing premium education services for our students, and looks forward to profound development of all our school programs.

Financial Results for the Nine Months Ended September 30, 2023 – Continuing Operations

Total Revenues

Total revenues were RMB194.0 million (US$26.6 million), a decrease of 29.2% from RMB274.2 million for the nine months ended September 30, 2022. The decrease was primarily due to mixed factors including reduced sales of education materials and income from meal catering services, and the discontinued and limited operations of some schools in our network.

Revenues from customers were RMB167.4 million (US$22.9 million), a decrease of 32.0% from RMB246.1 million for the nine months ended September 30, 2022. The decrease was primarily due to mixed factors including reduced sales of education materials and income from meal catering services, and the discontinued and limited operations of some schools in our network.

Revenues from government cooperative agreements were RMB26.6 million (US$3.6 million) a decrease of 5.4% from RMB28.1 million for the nine months ended September 30, 2022. The decrease was primarily due to the tightening of various local governments’ budget.

Cost of revenues

Cost of revenues were RMB142.4 million (US$19.5 million), a decrease of 4.8% from RMB149.5 million for the nine months ended September 30, 2022. The decrease was primarily due to reduction in rental expenses for schools of discontinued operations, and decreased staff compensation.

Gross profit

Gross profit was RMB51.7 million (US$7.1 million), a decrease of 58.6% from RMB124.7 million for the nine months ended September 30, 2022.

Gross margin was 26.6%, compared with 45.5% for the nine months ended September 30, 2022. The decrease was primarily due to the decrease in total revenues, as sales of education materials, and income from meal catering services reduced substantially, as well as the loss of revenues due to the discontinued and limited operations of some schools in our network.

Total operating expenses

Total operating expenses were RMB36.4 million (US$5.0 million), a decrease of 32.0% from RMB53.6 million for the nine months ended September 30, 2022.

●	Selling and marketing expenses were RMB2.2 million (US$0.3 million), an increase of 18.6% from RMB1.9 million for the nine months ended September 30, 2022. The increase was primarily due to the increased expenses in brand promotion and marketing activities for our three newly managed school programs.

●	General and administrative expenses were RMB34.2 million (US$4.7 million), a decrease of 33.9% from RMB51.7 million for the nine months ended September 30, 2022. The decrease was primarily due to our improved expense control.

Income from operations

Income from operations was RMB15.2 million (US$2.1 million), a decrease of 78.6% from RMB71.0 million for the nine months ended September 30, 2022. Such decrease was primarily incurred by non-cash charge of asset impairment loss.

Net loss from continuing operations

Net loss from continuing operations was RMB41.0 million (US$5.6 million), compared with a net income of RMB61.0 million for the nine months ended September 30, 2022.

Net loss from discontinued operations

Net loss from discontinued operations was RMB9.2 million (US$1.3 million), compared with net loss of RMB10.1 million for the nine months ended September 30, 2022.

Net loss

Net loss was RMB50.2 million (US$6.9 million), compared with net income of RMB51.0 million for the nine months ended September 30, 2022.

Adjusted net income2 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB1.9 million (US$0.3 million), a decrease of 96.2% from RMB51.0 million for the nine months ended September 30, 2022.

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the for the nine months ended September 30, 2023. Net loss from discontinued operations was RMB9.2 million (US$1.3 million) for the nine months ended September 30, 2023.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Monday, November 27, 2023, at 7:00 AM U.S. Eastern Time (8:00 PM November 27, 2023, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	+1-973-528-0011
United States	+1-888-506-0062
Hong Kong	+852 3018 4049
Mainland China	+86 400 120 3199
Passcode	994919
Webcast URL	https://www.webcaster4.com/Webcast/Page/2967/49507

A telephone replay of the conference call may be accessed by phone at the following numbers until December 11, 2023.

International	+1-973-528-0005
United States	+1-800-332-6854
Replay Access Code	994919

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB7.2960 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 29, 2023, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

We have made rounding adjustments to reach some of the figures included in this earning release. Consequently, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Nine month ended September 30,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Revenues
Revenue from customers	246,092	167,417	22,946
Revenue from governments cooperative agreements	28,122	26,594	3,645
Total revenues	274,214	194,011	26,591
Cost of revenues	(149,541)	(142,358)	(19,512)
Gross profit	124,674	51,653	7,080

Operating expenses and income
Selling and marketing expenses	(1,891)	(2,244)	(308)
General and administrative expenses	(51,743)	(34,203)	(4,688)
Total operating expenses	(53,635)	(36,447)	(4,995)
Income from operations	71,039	15,206	2,084

Other income (expenses)
Interest income	534	829	114
Interest expense	(5,297)	(5,746)	(788)
Government grants	941	584	80
Asset impairment loss		(52,153)	(7,148)
Others, net	935	1,022	140
Income from continuing operations before income tax	68,152	(40,259)	(5,518)

Income tax expenses	(7,108)	(775)	(106)
Income (loss) from continuing operations	61,045	(41,034)	(5,624)
Income (loss) from discontinued operations	(10,062)	(9,192)	(1,260)
Net income (loss)	50,983	(50,226)	(6,884)
Foreign currency translation adjustment	1,332	4,180	573
Comprehensive income (loss) - continuing operations	62,377	(36,854)	(5,051)
Comprehensive income (loss) - discontinued operations	(10,062)	(9,192)	(1,260)
Comprehensive income (loss)	52,315	(46,046)	(6,311)

Earnings per share:
Basic earnings per share from continuing operation	0.70	(0.47)	(0.06)
Basic earnings per share from discontinued operation	(0.12)	(0.11)	(0.01)

Diluted Earnings per share:
Diluted earnings per share from continuing operation	0.66	(0.44)	(0.06)
Diluted earnings per share from discontinued operation	(0.11)	(0.10)	(0.01)

Weighted average number of ordinary share outstanding
Basic	86,838,700	86,838,700	86,838,700
Diluted	92,388,700	92,388,700	92,388,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Current assets
Cash	105,258	293,527	40,231
Accounts receivable, net of allowance for doubtful accounts	87,247	101,704	13,940
Amounts due from related parties	73,450	169,874	23,283
Prepaid expenses and other current assets	144,708	194,823	26,703
Assets related to discontinued operation	65,815	76,384	10,469
Total current assets	476,479	836,312	114,626

Non-current Assets
Property and equipment, net	128,163	110,408	15,133
Intangible assets, net	5,995	6,500	891
Goodwill	30,348	30,348	4,160
Deferred tax assets	13,309	12,574	1,723
Amounts due from related parties	—	—	—
Other non-current assets	47,176	33,498	4,591
Assets related to discontinued operation	11,010	16,404	2,248
Total non-current assets	236,000	209,732	28,746
Total assets	712,479	1,046,044	143,372

	As of December 31,	As of September 30,
	2022	2023	2023
	RMB	RMB	US$
	Restated
Current liabilities
Contract liabilities	141,574	206,199	28,262
Bank loan	33,572	120,000	16,447
Borrowings under financing arrangements	20,540	17,865	2,449
Accounts payable	13,809	16,715	2,291
Accrued expenses and other payables	52,463	197,044	27,007
Income tax payables	29,622	22,790	3,124
Amounts due to related parties	53,807	125,671	17,225
Liability related to discontinued operation	104,641	138,180	18,939
Total current liabilities	450,028	844,464	115,743

Deferred revenue	113	—	—
Borrowings under financing arrangements	24,987	15,259	2,091
Other long-term liabilities	1,532	—	—
Deferred tax liabilities	5,155	5,200	713
Liability related to discontinued operation	—	—	—
Total non-current liabilities	31,787	20,459	2,804
Total liabilities	481,815	864,923	118,548

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2022, and 86,838,700 shares issued and outstanding as of September 30, 2023, respectively)	6	6	1
Additional paid-in capital	349,658	348,591	47,778
Statutory reserves	53,833	54,110	7,416
Accumulated other comprehensive income	2,430	4,180	573
Accumulated deficit	(175,694)	(226,467)	(31,040)
Non-controlling interests	431	701	96
Total equity/(deficit)	230,665	181,121	24,825

Total liabilities and equity/(deficit)	712,479	1,046,044	143,372

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Nine month ended September 30,
	2022	2023	2023
	RMB	RMB	US$

Reconciliation of net income to adjusted net income:
Net income	50,983	(50,226)	(6,884)
Add:
Asset impairment loss	—	52,153	7,148
Share-based compensation expenses	—	—	—
Donation expenses	—	—	—
Transaction costs in relation to previous financing activities	—	—	—
Tax effects of adjustments*	—	—	—
Adjusted net income	50,983	1,928	264

*	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.